August 29, 2024

Mr. Clayton K.Y. Chun
Executive Vice President, Chief Financial Officer and Treasurer
Alexander & Baldwin, Inc.
822 Bishop Street
P. O. Box 3440
Honolulu, Hawaii 96801

       Re: Alexander & Baldwin, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 29, 2024
           Form 8-K Filed July 25, 2024
           File No. 001-35492
Dear Mr. Clayton K.Y. Chun:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed on July 25, 2024
Exhibit 99.1, page 3

1. We note you have provided several forward-looking non-GAAP measures, but have not provided quantitative reconciliations to the most directly comparable GAAP financial measures. Please revise your presentation in future filings to provide the required reconciliations, or, if relying on the exception provided by Item 10(e)(1)(i)(B) of
       Regulation S-K, provide the reason such reconciliation has not been provided, the information that is not available, and the significance of that information. Refer to
       Question 102.10(b) of the non-GAAP C&DIs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 29, 2024
Page 2

       Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you
have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction